Exhibit 107

Calculation of Filing Fee Tables

Post-Effective Amendment to Form S-3

(Form Type)

Inovio Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Equity	Common Stock, par value $0.001 per share	457(o)	(1)	(2)	$300,000,000	0.0000927	$27,810

Fees Previously Paid	Equity	Common Stock, par value $0.001 per share	457(o)			$300,000,000	0.0000927	$27,810(3)

	Total Offering Amounts					$300,000,000		$33,060

	Total Fees Previously Paid							$27,810(3)

	Total Fee Offsets							—

	Net Fee Due							—

(1)     An indeterminate number of shares of common stock as shall have an aggregate initial offering price not to exceed $300,000,000 are being registered hereunder as may from time to time be issued at indeterminate prices. In addition, pursuant to Rule 416 under the Securities Act, the shares of common stock being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)    The proposed maximum aggregate offering price per share of common will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder.

(3)    The registrant previously paid a fee of $27,810 related to $300,000,000 of the registrant’s common stock that may be issued and sold under a certain sales agreement with BofA Securities, Inc., RBC Capital Markets, LLC and Oppenheimer & Co. Inc., which is applied to the registrant’s total registration fee.

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